Exhibit 99


Euronext N.V.
F.a.o. Mr D. Wildeboer
P.O. Box 19163
1000 GD AMSTERDAM




12 May 2005


Dear Mr Wildeboer,

With reference to the Annual General Meeting of Unilever N.V. on 10 May 2005 and Unilever PLC on 11 May 2005, please be informed of the following Board changes.

Mr AC Butler, Mr KB Dadiseth and Mr AR baron van Heemstra (Executive Directors) and Mr CX Gonzalez (Non-Executive Director) have resigned from the Boards at the AGM. Mr RD Kugler has joined the Boards as an Executive Director. Mr A Burgmans resigned as Executive Director and was appointed Non-Executive Director.
Mr Burgmans will be appointed by the Boards of Unilever NV and Unilever PLC as Non-Executive Chairman of the Boards and Mr B Collomb will be appointed Vice-Chairman.

Executive Directors:
-------------------
PJ Cescau
CJ van der Graaf
RHP Markham
RD Kugler

Non-Executive Directors:
-----------------------
A Burgmans
The Rt Hon The Lord Brittan of Spennithorne QC DL
Baroness Chalker of Wallasey
B Collomb
Professor W Dik
O Fanjul
H Kopper
The Lord Simon of Highbury CBE
J van der Veer

Should you have any questions regarding the above, please do not hesitate to contact me on telephone number +31 10 217 4094.

Yours sincerely,


K.G.E. Henquet
Corporate Secretaries Department
Unilever N.V.